

August 21, 2017

David B. Kaysen
President and Chief Executive Officer
Sun BioPharma, Inc.
712 Vista Blvd #305
Waconia, MN 55387

> **Re: Sun BioPharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 4, 2017**
> **File No. 000-55242**

Dear Mr. Kaysen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Joshua L. Colburn, Esq.